UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING THE CANCELLATION OF TREASURY STOCK

On November 9, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning its cancellation of treasury stock.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: November 9, 2010

November 9, 2010

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE CONCERNING THE CANCELLATION OF TREASURY STOCK

Nippon Telegraph and Telephone Corporation (the “Company”) hereby announces that at the Board of Directors’ meeting held on November 9, 2010, pursuant to the provisions of Article 178 of the Corporation Law, it was resolved that the Company shall cancel its treasury stock as stated below.

1.	Class of shares to be cancelled:	Common stock

2.	Number of shares to be cancelled:	125,461,833 shares

(7.97% of the total issued shares before cancellation)

3.	Date of cancellation:	November 15, 2010

*	The total number of issued shares after the cancellation will be 1,448,659,067 shares.

(Reference) Details from the release on May 14, 2010

The Company announced that at the Board of Directors’ meeting held on May 14, 2010, the basic policy on cancellation of treasury stock owned by the Company was adopted as stated below.

1.	All treasury stock owned by the Company as of March 31, 2010 (250,923,665 shares) shall be cancelled over two fiscal years.

2.	One-half of the treasury stock shall be cancelled during this calendar year and the remainder of the treasury stock shall be cancelled during the following fiscal year ending March 31, 2012.

Details regarding the actual cancellation shall be resolved separately at a Board of Directors’ meeting pursuant to the provisions of Article 178 of the Corporation Law.

For further information, please contact:
Mr. Nara or Mr. Iijima
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589